São Paulo, June 5th 2017.

To

BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (B3)

Comissão de Valores Mobiliários – CVM

To:     Mrs. Nelson Barroso Ortega, Fernando Soares Vieira e Francisco José Bastos Santos

Re.:    Official Letter N°. 1100/2017-SAE

Dear Sirs,

In connection with the Official Letter No. 1100/2017-SAE ("Official Letter"), transcribed below, we hereby express our views on the news published on June 4, 2017 in the newspaper "O Estado de São Paulo" ("BRF" or "Company") would have had "its best sales month in two years in May", as well as that the in next one would be "recovering profitability". The reversal should occur in the third quarter.

We clarify that the statements mentioned in the news did not come from Company’s representatives. Unfortunately, it has not been uncommon for BRF to be the target of inappropriate and inopportune manifestations, which are damaging to the good progress of its business. The Company seeks to make its stakeholders aware of the importance of care in the handling of information, many of them untrue.

In spite of this, we understand that such information (i) is not considered a relevant fact, pursuant to CVM Instruction 358/02 and (ii) does not provide for updating of the Company's Reference Form, in view of Article 24, paragraph 3 of CVM Instruction 480/09. Information on sales volume relative to the current quarter will be, as applicable, reflected in the Company's next Quarterly Information Form (ITR) and its management report.

We remain at disposal for any necessary explanations.

São Paulo, June 5th, 2017.

Pedro de Andrade Faria

Global Chief Executive, Financial and Investor Relations Officer

“Subject: Official Letter N°. 1100/2017 – SAE – BRF S.A.

June 5th, 2017

Official Letter N°. 1100/2017-SAE

BRF S.A.

To. Mr. Pedro de Andrade Faria

Diretor de Relações com Investidores

Re.: Request for clarification on news in the press

Dear Sirs,

In news published by the newspaper “O Estado de São Paulo”, on 06/04/2017, among other information, it is stated that:

•         BRF had its best sales month in two years in May;

•         the next step is to recover profitability - the inversion should occur in the third quarter.

We do not identify this information in the documents sent by this company, through the Empresas.NET System. In case of contradictory, please inform the document and the pages that contain the information and the date and time in which they were sent.

It should be noted that the company must disclose periodic information, contingencies and other information of interest to the market, through the Empresas.NET System, in order to assure its wide and immediate dissemination and fair treatment of its investors and other market participants.

Therefore, we request clarification on the items indicated, until 9 am on 06/06/2017, without prejudice to the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02, with its confirmation or otherwise, as well as other information considered important.

The response should be sent through the IPE module, selecting the Category: Relevant Fact or Category: Notice to the Market, Type: Clarification on CVM / Bovespa queries and then the Subject: News published in the media, which will result in the simultaneous transmission of the file to BM & FBOVESPA and CVM. The option to respond through Relevant Fact does not prevent the CVM from determining its responsibility for its untimely disclosure, pursuant to CVM Instruction 358/02.

We emphasize the obligation, set forth in the sole paragraph of art. 4 of CVM Instruction 358/02, to inquire of the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

In the file to be sent must be transcribed the content of the query formulated above before the response of that company.

This application falls within the scope of the Cooperation Agreement, signed by the CVM and BM&FBOVESPA on 12/13/2011, and its non-compliance may subject this company to the eventual application of a fine by the CVM Superintendence of Relations with Companies, respected the provisions of CVM Instruction 452/07.

SP - 19851870v3

Regards,

Nelson Barroso Ortega

Superintendência de Acompanhamento de Empresas

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros

c.c.:  CVM - Comissão de Valores Mobiliários

         Sr. Fernando Soares Vieira - Superintendente de Relações com Empresas

         Sr. Francisco José Bastos Santos - Superintendente de Relações com o Mercado e Intermediários”

SP - 19851870v3